Filed pursuant to Rule 253(g)(2)

File No. 024-11166

INFUZED BRANDS INC.

71,000,000 Units Consisting of

One Common Share and One-Half of One Share Purchase Warrant

71,000,000 Common Shares and 35,500,000 Warrants Contained in the Units

35,500,000 Common Shares Underlying the Warrants

409 Granville Street, Suite 1000

Vancouver, British Columbia, Canada, V6C 1T2

1-833-383-6500

invest@infuzedbrands.com

Offering Circular Supplement No. 1

to the Offering Circular dated April 17, 2020

Dated: June 4, 2020

This offering circular supplement no. 1 (this “Supplement”) relates to the Offering Circular of Infuzed Brands Inc. (the “Company,” “we,” “us,” or “our”), dated April 17, 2020 (“Offering Circular”), relating to the Company’s Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, pursuant to which we are offering up to 71,000,000 units (the “Units”) consisting of 71,000,000 Common Shares and 35,500,000 Warrants (each as defined below) and offering up to 35,500,000 Common Shares underlying the of the Company to be sold in this offering. Each Unit offered at a purchase price of $0.40 per Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”). One whole Warrant, consisting of two one-half of one common purchase warrants, is required to purchase one additional Common Share at an exercise price of $0.60 per Warrant, subject to certain adjustments.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose that Lauren Notar has resigned in her capacity as director for the Company as of May 21, 2020.

Resignation of Lauren Notar

On May 21, 2020, Lauren Notar formally resigned in her capacity as director for the Company. Accordingly, the “Directors, Executive Officers and Significant Employees” and “Security Ownership of Management and Certain Securityholders” sections of the Offering Circular are being updated to reflect Ms. Notar’s resignation.